UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share **

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Attn: Kevin Xiaofeng Ma

1/F East Gate, Building No. 2, Jian Wai Soho,

No. 39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

++86 10 6518 1122-5518

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*                                           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

**                                  Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.

***                           CUSIP number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kevin Xiaofeng Ma
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 24,693,393 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,693,393 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,693,393 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.7% [2]
14	Type of Reporting Person (See Instructions) IN

1 Includes (i) (a) 165,236 Common Shares and (b) options to purchase 1,102,095 Common Shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 Common Shares held by Able Knight Development Limited (“Able Knight”), and (iii) 18,427,074 Common Shares held by Joingear Limited. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands. Joingear Limited is a British Virgin Islands company with 50.01% and 49.99% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Group Limited, respectively. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

CUSIP No. 00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Able Knight Development Limited
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,998,988 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.5% [2]
14	Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

CUSIP No. 00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Precious Time Holdings Limited
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,998,988 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.5% [2]
14	Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Precious Time Holding Limited is Woodbourne Hall, P.O. Box 916, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

CUSIP No. 00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ma Family Trust
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,998,988 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.5% [2]
14	Type of Reporting Person (See Instructions) OO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Ma Family Trust is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

CUSIP No. 00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joingear Limited
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,427,074 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,427,074 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,427,074 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 38.6% [2]
14	Type of Reporting Person (See Instructions) CO

1 Includes 18,427,074 Common Shares held by Joingear Limited. Joingear Limited is a British Virgin Islands company with 50.01% and 49.99% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Group Limited, respectively. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018 as disclosed in the Issuer’s transition report on Form 20-F filed with the Securities Exchange and Commission on April 12, 2018.

This Amendment No. 4 (this “Amendment No. 4”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2015 and as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed with the Commission on March 23, 2016, August 30, 2017 and February 8, 2018, respectively (the “Schedule 13D”) by the Reporting Persons with respect to common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares (the “ADS”), issued by ATA Inc. (the “Issuer”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented to add the following information:

On June 27, 2018, Mr. Kevin Xiaofeng Ma, together with New Beauty Holdings Limited (“New Beauty Holdings”), a company controlled by Mr. Kevin Xiaofeng Ma, four entities owned and controlled by certain management members of the Issuer (the “Management Entities”), Zhuhai Lihonghuaying Equity Investment Partnership (LP) (the “LHHY Buyer”), entered into a deed of assignment with the Issuer and certain of its subsidiaries, pursuant to which three of the Management Entities agreed to assign all their rights and obligations to purchase a total of 15% of the equity interest in ATA Online (Beijing) Education Technology Co., Ltd., a wholly-owned subsidiary of the Issuer, under the Share Purchase Agreement to the LHHY Buyer (the “Deed”).

Pursuant to the Deed, Mr. Kevin Xiaofeng Ma and New Beauty Holdings will guarantee any payment obligations of the Management Entities to the Issuer and the LHHY Buyer under the Share Purchase Agreement and the Deed.

The summary contained herein of the Deed is not intended to be complete and is qualified in its entirety by reference to the full text of the Deed, a copy of which is filed as Exhibit S hereto, respectively, and which are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)              Kevin Xiaofeng Ma may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight, Precious Time, Ma Family Trust and Joingear to vote or direct the vote of, and shared power with Able Knight, Precious Time, Ma Family Trust and Joingear to dispose or direct disposition of 24,693,393 Common Shares, representing approximately 51.7% of the total outstanding Common Shares.

Able Knight may be deemed to have (i) beneficial ownership and (ii) shared power with Precious Time and Ma Family Trust to vote or direct the vote of, and shared power with Precious Time and Ma Family Trust to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.5% of the total outstanding Common Shares.

Precious Time may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight and Ma Family Trust to vote or direct the vote of, and shared power with Able Knight and Ma Family Trust to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.5% of the total outstanding Common Shares.

Ma Family Trust may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight and Precious Time to vote or direct the vote of, and shared power with Able Knight and Precious Time to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.5% of the total outstanding Common Shares.

Able Knight is wholly owned by Precious Time and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Precious Time and Ma Family Trust may be deemed to beneficially own all of the Common Shares beneficially owned by Able Knight.

Joingear may be deemed to have (i) beneficial ownership and (ii) shared power with Kevin Xiaofeng Ma and ChineseAll to vote or direct the vote of, and shared power with Kevin Xiaofeng Ma and ChineseAll to dispose or direct disposition of 18,427,074 Common Shares, representing approximately 38.6% of the total outstanding Common Shares.  Kevin Xiaofeng Ma may be deemed the beneficial owner of, and have shared power with ChineseAll to direct the voting and disposition of, these shares.

The foregoing percentages are calculated based on 47,754,386 outstanding Common Shares as of April 5, 2018.

(c)           Except for the transactions described in this Schedule 13D, as amended by this Amendment No. 4, none of the Reporting Persons has engaged in any transactions in the securities of the Issuer during the past 60 days.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

The descriptions in Item 4 herein of the Amendment No. 4 are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following exhibits:

Exhibit S

Deed of Assignment, dated as of June 27, 2018 by and among Mr. Kevin Xiaofeng Ma, New Beauty Holdings, the Management Entities, the LHHY Buyer, the Issuer, ATA Testing Authority (Holdings) Limited and ATA Learning (Beijing) Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2018

Kevin Xiaofeng Ma

By:	/s/ Kevin Xiaofeng Ma

Able Knight Development Limited

By:	/s/ Kevin Xiaofeng Ma
Name: Kevin Xiaofeng Ma
Title: Director

Precious Time Holdings Limited

By:	/s/ Jamie Yu & Agatha Chee
Name: Jamie Yu & Agatha Chee
Title: Authorized Signatories

Ma Family Trust

By:	/s/ Jamie Yu & Agatha Chee
Name: Jamie Yu & Agatha Chee
Title: Authorized Signatories

Joingear Limited

By:	/s/ Kevin Xiaofeng Ma
Name: Kevin Xiaofeng Ma
Title: Director